Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Peridot Acquisition Corp. and Li-Cycle Corp.

CNBC Interview with Li-Cycle

March 3, 2021

CORPORATE PARTICIPANTS

Ajay Kochhar - Li-Cycle President and CEO

David Faber - CNBC

Morgan Brennan - CNBC

PRESENTATION

David Faber:	Even as the EV sector roars on, its future depends on the availability of batteries. Elon Musk tweeting about it, saying, “Nickel is our biggest concern for scaling lithium-ion cell production.” He went on from there. Now, a new company hoping to solve this very problem by recycling lithium-ion batteries, joining us now is Ajay Kochhar.

[@ELONMUSK Nickel is our biggest concern for scaling lithium-ion cell production. That’s why we are shifting standard range cars to an iron cathode. Plenty of iron (and lithium)!]

He’s the CEO at Li-Cycle, which also announced plans to go public via SPAC. And I have to start there, Ajay, because I’ll start on the financials. I know my colleagues will ask a lot about the technology. Has the money that you’ve raised from doing the SPAC transaction, does it enable you to fully fund your CapEx needs until you actually get to cashflow positive?

Peridot Acquisition Corp. and Li-Cycle Corp.

CNBC Interview with Li-Cycle

March 3, 2021

Ajay Kochhar:	Yeah. And pleasure to be here, David. And so the short answer to that is yes, this transaction fully funds our business. Taking a step back, we are a commercial lithium-ion battery recycler. We’re the largest lithium-ion battery recycler in North America today. We have 41 battery supply customers. These are the largest EV and battery manufacturers globally. So we’ve secured the supply in, it’s taken many years to get there. We’ve contracted off-take through to 2030.

So what this transaction does for us, and you’ve touched on a few very key topics there in the opening, it allows us to get to cashflow positive, fully-funded business plan on an equity basis. But we are a real business doing this today, taking a variety, thousands of tons of lithium-ion batteries per year in, making the product and returning that back to the supply chain.

[LI-CYCLE EXPANIDNG THE EV SECTOR: To list on the NYSE through a SPAC merger with “PDAC” Peridot Acquisition Corp. Post-close ticker will be “LICY”]

Really, it’s the urban mining if you will, of those critical materials, nickel, lithium, cobalt, and much more to be the largest domestic producer of those materials from a secondary source. In fact, we’re one of the largest in the United States after this plan is seen through. So this is really transformative for the business, but it gives us a platform to really step out and move ahead.

[LI-CYCLE EXPANIDNG THE EV SECTOR: SPAC merger provides $615M including $315M via PIPE. Equity value: $1.7B]

Peridot Acquisition Corp. and Li-Cycle Corp.

CNBC Interview with Li-Cycle

March 3, 2021

David Faber:	All right. So explain to me your ability here to scale. Imagine Elon Musk tweet and everything else, that the needs here are going to be quite significant if this EV future really is what many believe. How do you scale to the level of getting that lithium carbonate, and nickel sulfate, and cobalt sulfate to the extent you need it? Or are you already there?

Ajay Kochhar:	Yes, so we’re on a track. I think what really is underpinning this is the technology and the operations that we’re doing, the moat that is begetting by that IP. So take a step back. The way that these batteries have been dealt with till date, has really been thermal. So other companies, waste-oriented companies, even those that have come out, they’re really treating them as a waste and burning off what they don’t want, and only after a small portion of the materials.

From a sustainability standpoint, ESG standpoint, that’s not a very good impact on the environment, number one. And two, from an economic standpoint, you leave a lot of the value on the table, and it’s a high cost method. So what we’re doing is a two-stage model. It’s a spoke and hub model at a high level. Spokes are regional mechanical plants where we take in all types of lithium-ion batteries, go to intermediate products. We have two commercial operating plants doing that today. We have planned for 20 of those over the next five years. That’s really in copy paste mode.

And we have the second stage technology, to your point, where we go back to the lithium, the nickel, the cobalt. Those are the battery-grade chemicals. That’s the plant that we’re building in Rochester. And this transaction fully funds us to that level. And we have the off-take through to 2030 for those materials. This isn’t really commodities, they’re specialties. They’re really again, the urban mining source of these critical materials to go back into lithium-ion batteries again.

Peridot Acquisition Corp. and Li-Cycle Corp.

CNBC Interview with Li-Cycle

March 3, 2021

Morgan Brennan:	Yeah. Are they-

Ajay Kochhar:	And that’s how we scale, so that two-stage model. Sorry, go ahead.

Morgan Brennan:	Gotcha. Yeah. And that is exactly where I’m going with my question on this. And that is the fact that when you do talk about commodities, you do talk about these materials and the producers that are actually pulling them out of the ground. There’s all the intensive capital deployment that’s involved with that. There’s geopolitics, depending on what part of the world you’re in.

It’s the regulatory situation, environmental situation as well. The fact that you are basically recycling here, I got to think your margins are looking pretty good. And I’m wondering what that means in terms of profitability and just what then that’ll mean in terms of maybe looking at, in the future, other areas of recycling and clean energy tech, she says.

[EV BATTERY SHORTAGE? DEMAND FOR KEY CHEMICALS: 6x jump in Nickel demand. 5x jump in Lithium demand. 3x jump in Cobalt demand]

Ajay Kochhar:	Yeah. So, yeah. So to shortly answer your question, to begin, we’re on a track now with this plan being fully funded, commercial technology, on that track to get to over 50% plus EBITDA margins. The way to think about that is that we’re really again, as I’ve been elucidating, the urban mining source.

Peridot Acquisition Corp. and Li-Cycle Corp.

CNBC Interview with Li-Cycle

March 3, 2021

Very rich source of material coming in, producing those materials cheaper than mining. But to be frank, just take a step back, and preying on Elon’s tweet, we need as much nickel, lithium and cobalt that we can get for this battery revolution that’s going to take both mining and secondary sources.

But what’s important is a clean, green and sustainable source of that, number one. And two, just to help elucidate the scale and what’s happening in this industry, why our customers are pushing us to grow with them, there’s actually a common topic which not many people know about, which is battery manufacturing scrap. And this links to your question. In the world, say, there’s 192 battery mega factories that are in the pipeline. These are producing cells. The North American landscape needs to keep up here, but each of those facilities, before we even get to the end-of-life of batteries, generates scrap. Even the best manufacturing facilities generate manufacturing scrap, 5% to 10% of their output.

[LI-CYCLE EXPANIDNG THE EV SECTOR: Customers include 14+ auto manufacturers such as VW, Audi, Porsche, Honda, Mercedes-Benz, BMW, General Motors, Kia]

That equates to hundreds of thousands of tons of batteries available for recycling today, which then translates into fairly significant quantities of lithium, nickel, and cobalt. So that’s why we’re scaling now to keep up with our customers, grow in lockstep with them. Multi-billion dollar opportunity vis-a-vis just that portion. And that will prepare us for the future, what everyone inevitably we know will come, is that tsunami of end-of-life batteries, which is later. And to your point, really closing the loop and getting back those critical battery materials to new batteries again.

Peridot Acquisition Corp. and Li-Cycle Corp.

CNBC Interview with Li-Cycle

March 3, 2021

[LI-CYCLE EXPANIDNG THE EV SECTOR: North America’s Largest Lithium-Ion Battery Resource Recycling Company]

[LI-CYCLE EXPANIDNG THE EV SECTOR: The goal is to bring the cobalt, nickel, lithium and manganese back into the battery supply chain]

David Faber:	All right. The tsunami of end-of-life batteries. Ajay, I appreciate you taking some time with us. We’ll be watching closely. Thank you.

Ajay Kochhar:	Pleasure to be on. Thanks, David.

*****

Additional Information and Where to Find It

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) will prepare and file with the SEC a registration statement on Form F-4 that will include a document that will serve as both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Li-Cycle, Peridot and Newco will prepare and file the Proxy Statement/Prospectus with the SEC and Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Peridot is contained in Peridot’s final prospectus for its initial public offering, filed with the SEC on September 24, 2020 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Peridot Acquisition Corp. and Li-Cycle Corp.

CNBC Interview with Li-Cycle

March 3, 2021

Caution Concerning Forward-Looking Statements

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.